Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm, Reports to Shareholders and Financial Statements” in the Statement of Additional Information, each dated December 1, 2023, and each included in this Post-Effective Amendment No. 89 to the Registration Statement (Form N-1A, File No. 002-51992) of Deutsche DWS Money Funds (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated September 21, 2023, with respect to the financial statements and financial highlights of DWS Money Market Prime Series (one of the funds constituting Deutsche DWS Money Funds) included in the Annual Report to Shareholders (Form N-CSR) for the year ended July 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

November 22, 2023